UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*

                       Performance Food Group Company
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  713755106
                               (CUSIP Number)

                            Wayne E. Tumlin, Esq.
                      Bernstein, Shur, Sawyer & Nelson
                              100 Middle Street
                                 PO Box 9729
                            Portland, Maine 04104
                               (207) 774-1200
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              February 26, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713755106

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(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      (entities only)

      H.Allen Ryan

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(2)   Check the Appropriate Box if a Member of a Group
      (a)        [ ]
      (b)        [ ]

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(3)   SEC Use Only

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(4)   Source of Funds

      OO (Merger)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)  [ ]

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(6)   Citizenship or Place of Organization

      United States of America

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Number of       (7)    Sole Voting Power

Shares                 850,191
                ------------------------------------------------------------
Beneficially    (8)    Shared Voting Power

Owned by               -0-
                ------------------------------------------------------------
Each            (9)    Sole Dispositive Power

Reporting              850,191
                ------------------------------------------------------------
Person          (10)   Shared Dispositive Power

With                   -0-
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(11)  Aggregate Amount of Beneficially Owned by Each Reporting Person
      850,191 shares of common stock

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      [ ].

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(13)  Percent of Class Represented by Amount in Row (11)
      6.8%

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(14)  Type of Reporting Person
      IN

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Item 1.    Security and Issuer
           -------------------

      This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Performance Food Group Company (the "Issuer"). The principal executive offices of the Issuer are located at 6800 Paragon Place, Suite 500, Richmond, Virginia 23230.

Item 2.    Identity and Background
           -----------------------
      (a)  Name:          H. Allen Ryan

      (b)  Business
           Address:       NorthCenter Foodservice Corporation
                          Dalton Road
                          P.O. Box 2628
                          Augusta, Maine 04338

      (c)  Occupation:    President of NorthCenter Foodservice Corporation,
                          a broadline foodservice distributor with an address of:
                          Dalton Road
                          P.O. Box 2628
                          Augusta, Maine 04338

      (d) H. Allen Ryan has not, during the last five years, been convicted in a criminal proceeding.

      (e) H. Allen Ryan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings or finding any violation with respect to such laws.

      (f)     H. Allen Ryan is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

      H. Allen Ryan acquired 850,176 shares of the Common Stock in exchange for 1000 shares of the common stock of NorthCenter Foodservice Corporation pursuant to an Agreement and Plan of Merger dated February 2, 1999, by and among the Issuer, H. Allen Ryan, NorthCenter Foodservice Corporation, NCF Acquisition, Inc., and Down River Investors, L.P. Prior to such exchange, Mr. Ryan owned 15 shares of the Common Stock. Mr. Ryan did not purchase any of the Common Stock with borrowed funds.

Item 4.    Purpose of Transaction
           ----------------------

      H. Allen Ryan acquired substantially all of the shares of the Common Stock (850,176 shares) as part of a merger between NorthCenter Foodservice Corporation and NCF Acquisition, Inc., a wholly owned subsidiary of the Issuer, with the surviving separate corporate existence resulting from such Merger being NorthCenter Foodservice Corporation, which thereupon became a wholly owned subsidiary of the Issuer. Mr. Ryan acquired the Common Stock as consideration for the merger and for investment purposes. Although Mr. Ryan does not have any current plan to dispose of the shares of the Common Stock, Mr. Ryan will continue to evaluate the ownership of the Common Stock and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Mr. Ryan's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock and the Issuer's prospects.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

       (a) As of February 26, 1999, H. Allen Ryan beneficially owns 850,191 shares of the Common Stock, which represents approximately 6.8% of the Common Stock currently outstanding.

      (b) As of February 26, 1999, H. Allen Ryan has sole power to vote or direct to vote and dispose or direct the disposition of 850,191 shares of the Common Stock.

      (c) Except as described in Item 3 above, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock during the past 60 days.

      (d)     Not applicable

       (e)    Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with
           --------------------------------------------------------------
           Respect to Securities of the Issuer
           -----------------------------------

      Mr. Ryan is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loans or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits
           --------------------------------

       None.

                                       SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       March 2, 1999

                                       /s/ H. Allen Ryan
                                       -------------------------
                                        H. Allen Ryan, individually